SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the Month of 09/17/2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                New Century Park
                                    PO Box 53
                                    Coventry
                                     CV3 1HJ

                         (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.





The company has today received the following notification:

       Fidelity Investments
       82 Devonshire Street
       Boston, MA 0210903614


Marconi Corporation Plc
338 Euston Rd, 4th Floor
Regents Place
London NW1 3BT

Attn: Company Secretary

       September 16, 2003

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interests which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes.
For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by Fax at (617) 476-0363.



Kindest regards



Eleanor Chemlen

Sr. Compliance Specialist





Amendment #6



NOTIFICATIONS UNDER SECTIONS 198 TO 202 - U.K. COMPANIES ACT





1. Company in which shares are held:    Marconi Corporation Plc



2. Notifiable Interest:    Ordinary Shares



(A)



FMR Corp.
82 Devonshire Street
Boston, MA 02109



Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company
(FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)



(B)



Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda



Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)



3. The notifiable interests also comprise the notifiable interest of:



Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109



A principal shareholder of FMR Corp. and Fidelity International Limited.



4. The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.



5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.



6. The disclosable interests arise under section 208 (4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.



                                       By: Eric D. Roiter
                                       Senior V.P & General Counsel - FMR Co
                                       Duly Authorised under Powers of Attorney
                                       dated December 30, 1997, by and on behalf
                                       of FMR Corp. and its direct and indirect
                                       subsidiaries, and Fidelity International
                                       Limited and its direct and indirect
                                       subsidiaries.


Schedule A
                           Amendment #6

Security: Marconi Corporation Plc


Ordinary Shares                   Shares Held    Management     Nominee/Registered Name
                                                   Company

                                       87,200       FMRCO       JP Morgan Chase
                                       62,563       FMRCO       State Street Bank & Trust Company
                                      865,180       FMRCO       Chase Nominees Limited
                                   14,533,160       FMRCO       HSBC
                                      364,900       FMRCO       State Street Nominees Ltd
                                       27,880       FMRCO       Citibank
                                    1,165,220       FMRCO       Brown Brothers Harriman
                                       10,460       FMTC        State Street Nominees Ltd
                                        6,840       FMTC        Mellon Bank
                                        4,880       FMTC        State Street Bank & Trust
                                    3,563,732       FISL        Chase Manhattan Bank London
                                          151       FISL        Chase Nominees Ltd
                                      185,060        FPM        Chase Nominees Ltd
                                      213,480        FIL        Chase Manhattan Bank London
                                       76,200        FIL        Northern Trust
                                      325,120        FIL        Deutsche Bank
                                       23,780        FIL        JP Morgan
                                      485,000        FIL        Brown Brothers Harriman

Total ordinary shares              22,000,800


Current ownership                     11.000%
percentage:


Shares in issue:                  200,002,000


Change in holdings               (79,710,803)
since last filing:
                              ordinary shares

END



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 17 September 2003